

November 8, 2010

Mr. H. Eric Bolton, Jr.
Chairman of the Board of Directors, President and Chief Executive Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee, 38138

>   **Re:**   **Mid-America Apartment Communities, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 001-12762**

Dear Mr. Bolton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 16

1.   We note that your definition of "Monthly Rent per Unit at December 31, 2009" does not appear to account for any leasing concessions. Please confirm that you will include the "average effective rent" in the table in your future filings, consistent with the disclosure in your MD&A section.

2.   We note your responses to comments 1 and 2 from our letter dated September 21, 2010. Please tell us why you believe it is appropriate to include rental amounts for vacant units in your calculation of monthly rent per unit and average effective rent per unit. Explain why you believe this approach is more accurate than omitting vacant units from the calculation. Alternatively, please confirm that you will revise the calculations in future filings to omit vacant units.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations</u>

<u>Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008, page 31</u>

3.   We note your responses to comment 2 from our letter dated September 21, 2010. Please describe for us in more detail the nature and amount of your tenant concessions and the percentage of total leases that are subject to these concessions. Confirm that you will provide similar clarification in your future filings.

<u>Definitive Proxy Statement filed April 12, 2010</u>

<u>Compensation Discussion & Analysis</u>

<u>Annual Bonus/Short-Term Incentive, page 25</u>

4.   We have considered your responses to prior comments 3 and 4. It appears that the individual goals account for a significant portion of the total annual bonus. Please explain what the "qualitative goals" are for each of the executives and how they performed in relation to such goals. Confirm that you will provide similar clarification in your future filings.

5.   We note the response to prior comment 4. In future filings, please revise the final table to show annual bonus paid in both dollar amounts and as a percentage of base salary, so that investors can readily understand how the bonus paid relates to the bonus opportunity described in the first table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director